

June 13, 2013

Via E-mail
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane
Watchung, NJ 07069

      Re: **Euroseas Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 30, 2013
              File No. 1-33283

Dear Mr. Aslidis:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5
If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes…, page 26

1. You indicate on page 28 that the investment policies of certain institutional investors that prevent them from "holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism" may result in their determining not to invest in, or to divest from, your common stock. In light of the disclosure on page 27 that almost all of your revenues are from chartering out your vessels on time charter contracts, and the charterers you identify on page 40, it appears that you may not have contracts with state sponsors of terrorism, and that you may have intended to refer to "contacts" instead of "contracts" with those countries. Please clarify

for us whether you have contracts with any state sponsors of terrorism. If so, please tell us with which countries and describe the contracts.

2. You describe on page 27 the calls to Syria your containership, *m/v Manolis P*, made during 2010. Please confirm to us, if such is the case that, during the fiscal periods covered by the 20-F and the subsequent interim period your vessels made no other calls to countries identified by the United States as state sponsors of terrorism.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance